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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                          (Amendment No.  8     )*




                        LIGHTNING ROD SOFTWARE, INC.
                  (previously CE Software Holdings, Inc.)
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                               533244.10.0
                              (CUSIP Number)






Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 4 Pages

SEC 1745 (10-88)

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CUSIP No.533244.10.0                13G                       Page 2 of 4 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John S. Kirk
      SS# ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      N/A                            (a) [   ]
                                     (b) [   ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.



NUMBER OF        5     SOLE VOTING POWER
SHARES                 97,520
BENEFICIALLY
OWNED BY         6     SHARED VOTING POWER
EACH                   -0-
REPORTING
PERSON           7     SOLE DISPOSITIVE POWER
WITH                   97,520

                 8     SHARED DISPOSITIVE POWER
                       -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      97,520

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      N/A

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      3.1%

12    TYPE OF REPORTING PERSON*
      IN

* SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No.532244.10.0                13G                       Page 3 of 4 Pages


Item 1     Issuer:

           (a) Lightning Rod Software, Inc.
           (b) 7301 Ohms Lane, Suite 600
               Minneapolis, MN  55439

Item 2     Person Filing:

           (a) John S. Kirk
           (b) 1801 Industrial Circle
               West Des Moines, IA  50265
           (c) U.S.A. Citizenship
           (d) Common Stock
           (e) CUSIP No. 532244 10 0

Item 3     Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

           Not Applicable.

Item 4     Ownership:
           (a) Amount beneficially owned:                               97,520
           (b) Percent of class:                                        3.1%
           (c) Number of shares as to which the person has:
               i.   Sole power to vote or to direct the vote:           97,520
               ii.  Shared power to vote or to direct the vote:         0
               iii. Sole power to dispose or to direct the
                    disposition of:                                     97,520
               iv.  Shares power to dispose or to direct the
                    disposition of:                                     0

           As of the effective time of the spin-off of the shares of the Issuer by CE Software Holdings, Inc., at the close of business on April 28, 2000, the Reporting Person beneficially owns 97,520 shares of Common Stock of the Issuer, representing 3.1% of the issued and outstanding shares of Common Stock. This number includes warrants to purchase 12,500 shares and options to purchase 8,000 shares. The Reporting person has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of, all of such shares of Common Stock.

Item 5     Ownership of Five Percent or Less of a Class:

           As of the effective time of the merger on April 28, 2000,the Reporting Persons owns less than five percent of the common stock of the Issuer.

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable.


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CUSIP No.533244.10.0                13G                       Page 4 of 4 Pages


Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              May 8, 2000


                                              /s/ John S. Kirk
                                              ___________________________
                                              John S. Kirk, Individual